TERYL RESOURCES CORP.

240-11780 Hammersmith Way

Richmond, B.C.    V7A 5E9

NOTICE  OF ANNUAL  GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of

Teryl Resources Corp. (the “Company”) will be held at The River Club, 11111 Horseshoe Way, Richmond British Columbia,

on Monday, the 4h day of January, 2010 at the hour of 9:30 a.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To receive the audited financial statements of the Company for the year ending May 31, 2009 (with comparative statements  relating  to  the  preceding  fiscal  period)  together  with  the  related  Management  Discussion  and

Analysis and report of the auditors thereon;

3.

To determine the number of directors  at five (5);

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration;

6.

To ratify, confirm and approve the Stock Option Plan that provides for up to 10% of the Company’s issued and outstanding  shares  to  be  available  as  stock  options  to  directors,  officers,  employees,  consultants  and  others providing services to the Company, as more particularly described in the Company’s Information Circular; and

7.

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention:  Proxy Department

by 10:00 a.m. Vancouver time, on December 31, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment

thereof.   Please advise the Company of any change in your mailing address.

If  you  are  a  non-registered  shareholder  of  the  Company  and  received  this  Notice  of  Meeting  and  accompanying  materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan,

retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan  registered  under  the  Income Tax Act  (Canada),  or  a nominee of  any  of  the foregoing  that  holds  your  security  on  your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED  at Vancouver, British Columbia on November 24, 2009.

By Order of the Board of Directors

“John Robertson”

John Robertson, President

TERYL RESOURCES CORP.

(the “Company”)

240-11780 Hammersmith Way

Richmond, B.C.    V7A 5E9

INFORMATION CIRCULAR

(Containing information as at  November 20, 2009)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES

BY  THE  MANAGEMENT   OF  THE  COMPANY  FOR  USE  AT  THE  ANNUAL   GENERAL  MEETING  OF

SHAREHOLDERS  OF  THE  COMPANY  (AND  ANY  ADJOURNMENT  THEREOF)  (THE  "MEETING")  TO BE

HELD ON MONDAY, JANUARY 4, 2010 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN

THE ACCOMPANYING NOTICE  OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE

DIRECTORS  OF THE COMPANY.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

We  have  arranged  for  intermediaries  to  forward  the  meeting  materials  to  beneficial  owners  of  the  common  shares  held  of record by those intermediaries  and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT  OF PROXY  HOLDERS

The individuals named in the accompanying form of proxy are  Directors  and/or  Officers of the Company.   A Shareholder

entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in  the Proxy.  You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXY  HOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The proxy confers discretionary  authority on the person named therein with respect to:

(a)

each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)

any amendment to or variation of any matter identified therein;  and

(c)

any other matter that properly comes before the Meeting.

In  respect  of  a  matter  for  which  a  choice is  not  specified  in  the  Proxy,  the persons  named  in  the  Proxy  will  vote  the

Common Shares  represented by the Proxy for the approval of such  matter.

REGISTERED SHAREHOLDERS

Only  registered  Shareholders  or  duly  appointed  proxy  holders  are  permitted  to  vote  at  the  Meeting.   If  you  are  a

registered  Shareholder,  you  may  wish  to  vote  by  proxy  whether  or  not  you  attend  the  Meeting  in  person.   If  you  submit  a

Proxy,  you  must  complete,  date  and  sign  the Proxy,  and then  return  it  to:  Computershare Investor  Services  Inc.,  Attention:

Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer

Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or the

Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of

shareholders   are   beneficial   shareholders   whose   Shares   are   not   registered   in   their   own   names   (“Beneficial

Shareholders”).  Only  Registered  Shareholders,  or  the  persons  they  appoint  as  their  proxies,  as  of  the  Record  Date,  are permitted to vote at the Meeting.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

If you are a Beneficial Shareholder, whose Shares  are not registered in your name, your Shares are registered either:

(a)

in the name of  an  intermediary that you deal  with in  respect of  your Shares, such  as,  among others,  banks,

trust  companies,  securities  dealers  or  brokers  and  trustees  or  administrators  of  self-administered  RRSPs,

RRIFs,  RESPs, TFSAs  and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede

& Co. in the United States) of which the intermediary is a participant,

all of which are referred to as “Intermediaries” in this Information Circular. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The Canadian Depository for Securities Limited are held.

Shares  held  for  Beneficial  Shareholders  by  Intermediaries  can  only  be  voted  at  the  Meeting  upon  the  instructions  of  the

Beneficial  Shareholder.  Without  specific instructions,  Intermediaries  are prohibited  from voting  Shares  held  for  Beneficial

Shareholders.  Therefore,  if  you  are  a  Beneficial  Shareholder,  you  should  ensure  that  your  voting  instructions  are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). NOBOs can expect to receive a scanable Voting

Instruction  Form  (VIF)  from  our  Transfer  Agent,  Computershare  Trust  Company  of  Canada  [or  Computershare  Investor

Services Inc. as the case might be ("Computershare")]. These VIFs are to be completed and returned to Computershare in the envelope provided  or by  facsimile.  In  addition,  Computershare provides  both  telephone voting  and  internet  voting  as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer,

the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders has waived the right to receive meeting  materials.

Every  Intermediary  has  its  own  mailing  procedures  and  provides  its  own  return  instructions  to  clients,  which  should  be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided to Registered Shareholders.

However, its purpose is limited to instructing the Intermediary, which is the Registered Shareholder, how to vote on behalf of the Beneficial Shareholder.

Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names  of  the Management  Proxy  holders  named  in  the form  and  insert  the Beneficial  Shareholder’s  name in  the blank provided and return the materials to the Intermediary as directed.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the

Company.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and  address  and  information  about  your  holdings  of  securities  have been  obtained  in  accordance  with  applicable securities regulatory requirements from the Intermediary holding on your behalf.

By  choosing  to  send  these  materials  to  you  directly,  the  Company  (and  not  the  Intermediary  holding  on  your  behalf)  has assumed  responsibility  for  (i)  delivering  these  materials  to  you,  and  (ii)  executing  your  proper  voting  instructions.   Please

return your instructions as specified in the request for voting instructions.

REVOCABILITY  OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

delivered to the registered and records office of the Company, at 240-11780 Hammersmith Way, Richmond, B.C.   V7A 5E9,

at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on

the day of the Meeting or, if adjourned, any reconvening thereof or in any other  manner provided by law.  A revocation of  a proxy does not affect  any matter on which a vote has been taken  prior to the revocation.

INTEREST  OF CERTAIN  PERSONS  OR  COMPANIES IN MATTERS TO BE ACTED  UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES  AND PRINCIPAL HOLDERS  OF  VOTING SECURITIES

Issued  and Outstanding:

58,749,620 Common shares  without par value

Authorized Capital:

100,000,000 Common shares without par value

The  Company  is  authorized  to  issue  105,000,000  shares,  divided  into  100,000,000  common  shares  without  par  value  and

5,000,000 preferred shares with a par value of $1.00 each.  As at November 20, 2009, 58,749,620 common shares are currently issued and outstanding.

Only Shareholders of record at the close of business on November 2, 2009 (the “Record Date”) for determination of persons

entitled  to  receive  notice  of  the  Meeting  are  entitled  to  vote  at  the  Meeting.   Only  Shareholders  of  record  at  the  close  of

business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted  at the Meeting.

Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders.  The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To  the knowledge of the  directors  and  senior  officers  of the Company,  the following  persons  beneficially  own  shares carrying more than  10%  of the voting rights  attached  to all  shares  of the Company:

Name of  Shareholder

No.  of  Common  Shares  Owned

Percentage of  Outstanding

Common  Shares

Susanne M. Robertson

6,009,983  (1)

12.1%

(1)     Of the 6,009,983  common shares owned by Susanne Robertson, 691,100 common shares are held directly and the balance of 5,318,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of November 20, 2009, the directors and senior officers as a group owned beneficially directly and indirectly, 11,909,097 common shares of the Company, representing 20.27% of the presently issued and outstanding common shares of the Company.

The directors and officers of the Company do not know for whose benefit the common shares registered in the name of The

Canadian Depository for Securities Limited are held.

The Board of Directors recommends that you vote in favor of the proposals outlined in this Information Circular.

NUMBER  OF DIRECTORS

At the meeting, the Shareholders will be asked to pass  an ordinary resolution to set the number of directors at  five.

ELECTION  OF DIRECTORS

The term of  office of  each  of  the present  directors  expires  at  the  Meeting.   The persons  named  below  will  be presented  for

election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until his/her successor is  elected or appointed, unless his/her office is earlier vacated  in  accordance  with  the  Articles  of  the  Company,  or  with  the  provisions  of  the  Business  Corporations  Act  (British

Columbia).

The following table and notes set out the names of management’s nominees for election as a director, the province and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has  been  a  director  of  the  Company,  and  the  number  of  shares  of  the  Company  beneficially  owned  by  him,  directly  or indirectly, or over which he exercises  control or direction, as at the date hereof.

Name, Position and

Principal Occupation and if

Province or State and

not at present an  elected Director, Occupation during

Director

No. of Shares

Country of Residence(1)

the past five years(1)

Since

beneficially held(2)

5,676,314

John George Robertson *

President of Teryl Resources Corp., President of Linux

1982

President and Director

Gold Corp.; President of SMR  Investments Ltd.;

Richmond, B.C., Canada

President of REGI U.S., Inc., President of IAS Energy,

Inc.

2001

112,800

Jennifer Lorette *

Director of Teryl Resources Corp.; Director of Linux

Director

Gold Corp.; Director of REGI U.S., Inc.

Richmond, B.C., Canada

6,009,983

Susanne Robertson

Director of Teryl Resources Corp., Director of SMR

1990

Director

Investments Ltd., and Director of Linux Gold Corp.

Richmond, B.C.

Monique van Oord

Director and Chief Financial Officer of the Company;

2002

110,000

Chief Financial Officer and

director and Chief Financial Officer of Linux Gold Corp..

Director

North Vancouver, B.C.

Larry Gold*

Director of the Company  since October, 2009. Barrister

2009

Nil

Director

and Solicitor practicing  in Vancouver, B.C.

Vancouver, BC

 (1)

The  information  as  to  the  Province  or  State  and  country  of residence  and  principal occupation, not being  within  the  knowledge  of the

Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

*

Denotes member of Audit Committee.

CORPORATE CEASE TRADE  ORDERS AND BANKRUPTCIES

Cease Trade Orders

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for IAS Energy, Inc.,

a  company  with  related  directors  and  officers,  citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual management discussion and analysis. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements.  On October 2, 2009, IAS Energy received another cease trade order from the BCSC citing failure to file its financial statements for the three months ended July 31, 2009.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies

Inc., a company with related directors and officers, citing a failure to file its annual audited financial statements and its annual management  and  discussion.  The  required  documents  were  filed  on  SEDAR  on  September  11,  2009,  to  comply  with  the requirements  to  rectify  the  continuous  disclosure  deficiencies  and  the  Cease  Trade  Order  was  revoked  by  the  BCSC  on

September 15, 2009. Additionally, the TSX Venture Exchange suspended trading in Reg Technologies shares as a result of the cease trade order. The TSX  Venture Exchange reinstated Reg Technologies for trading on September 21, 2009.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing  a  failure  to  file  its  annual  audited  financial  statements  and  its  annual  management  and  discussion.  The  required documents were filed on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 24, 2008. Additionally, Reg Technologies

received notification from the TSX Venture Exchange that it had suspended trading in the Company’s shares as a result of the cease  trade  order.  Reinstatement  to  trading  can  occur  only  when  the  cease  trade  order  is  revoked  and  the  Exchange  has concluded its reinstatement review to ensure the Company has satisfactorily complied with the Exchange requirements.  The

TSX Venture Exchange reinstated Reg Technologies shares for  trading on October 7, 2008.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp.,

citing a failure to file a technical  report  and non-compliant disclosure. The commission staff found that the technical report filed  on  SEDAR  on  February  22,  2006  was  not  prepared  by  a  qualified  person.  The  commission  staff  also  found  that  our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. The required documents  were filed on SEDAR to  comply  with the requirements to rectify the continuous disclosure deficiencies  and the

Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Orders issued against the Company, IAS Energy, Inc. and Reg Technologies Inc. to the knowledge of the Company, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied relevant company access to any exemptions under securities legislation, for a period of  more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers,  in  the company  being  the subject  of  a cease trade or  similar  order  that  denied  the relevant  company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within  a  year  of  that  person  ceasing  to  act  in  that  capacity,  became  bankrupt,  make  a  proposal  under  any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had  a receiver, receiver  manager or trustee appointed to hold its assets.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to the

Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.  These forms of  compensation  are  chosen  to  attract,  retain  and  motivate  the  performance  of  selected  directors,  officers,  employees  or consultants of the Company of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks  and the base salary and number of options is fixed  accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and  Narrative Discussion  under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

During the fiscal year ended  May 31, 2009, the Company granted 50,000 stock options to an officer exercisable at $0.10 per share, up to April 22, 2014, the details of which  are set out below.

A.

Summary  Compensation Table

Named Executive Officers mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company,

regardless  of  the  amount  of  compensation  of  that  individual  and  each  of  the  Company’s  three  most  highly  compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds  $150,000,  and  such  individuals  who  would  be  an  NEO  but  for  the  fact  that  they  were not  serving  as  an  executive officer or in a similar  capacity at the end of that financial year.

During the Company’s last completed financial year ended May 31, 2009, the Company had two Named Executive Officers:

Mr. John Robertson, President, and Ms. Monique van Oord, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”)

under  National  Instrument  51-102  –    Continuous  Disclosure  Obligations)  sets  forth   all   annual,  long   term  and   other

compensation  for  services  in  all  capacities  to  the Company  and  its  subsidiaries  payable to  the NEOs  for  the three financial years  ended  May  31,  2009,  2008,  and  2007  (to  the extent  required  by  the  Regulations)  in  respect  of  the  Named  Executive

Officers:

Non-equity incentive

plan compensation

($)

Annual

Long-

Name and

Year

Share-

Option-

incen-

term

All other

Principal

Ended

based

Based

tive

incentive

Pension

Compen

Total

Position

May 31

Salary

Awards

Awards

plans

plans

value

-sation

compensation

($)

($)

($)  (6)

($)

($)

($)

($)(5)

($)

John G.

2009

16,500(1)

Nil

Nil

Nil

Nil

Nil

30,000

46,500

Robertson,

2008

15,500(1)

Nil

Nil

Nil

Nil

Nil

30,000

45,500

CEO(1)(2)(3)

2007

12,000(1)

Nil

Nil

Nil

Nil

Nil

30,000

42,000

Monique

2009

11,400

Nil

792

Nil

Nil

Nil

Nil

12,192

van Oord,

2008

5,700

Nil

Nil

Nil

Nil

Nil

Nil

5,700

CFO(4)

2007

15,000

Nil

Nil

Nil

Nil

Nil

Nil

15,000

(1)     Mr. Robertson is also a director and receives annual compensation of $16,500 in that capacity. See Note 6 herein with respectto NEO fees,

and “Director Compensation – Narrative Discussion”.

(2)     Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Management Contracts”.

(3)     Mr. Robertson was not granted any option-based awards during 2009.

(4)     Ms.  van  Oord  is  also  a director  but does not receive  any compensation  in  that capacity. Ms. van  Oord’s  option-based awards granted during 2009 consisted of 50,000 stock options expiring on April 22, 2014, at an exercise price of CDN$0.10 and fair value of CDN$0.06 per share.

(5)     The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)     The  valuation  of  the  fair  value  of  the  options  at  the  time  of  the  grant  is  based  on  the  Black  Scholes  model  and  includes  the  following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive

Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Mr. Robertson, a director and President, and Ms. Van Oord, a director and CFO of the Company, do not receive fees directly,

but received compensation through certain service agreements described below.

Pursuant to a management agreement dated May 1, 1996, the Company engaged SMR Investments Ltd. to provide services to the Company.  SMR is a private company which is controlled by Susanne Robertson, a director of the Company and the spouse

of the Company’s president.   The Company’s  President is  also  a director  and officer of  SMR.   SMR provides  management

services to the Company in consideration of a monthly fee of $2,500 plus applicable taxes. These services include providing general management services and ongoing operations.  The agreement may be terminated by the mutual consent of the parties.

During  the  years  ended  May  31,  2009  and  2008,  the  Company  paid  or  accrued  to  SMR  the  sum  of  $30,000  and  $30,000 respectively.

In the event the Optionee ceases to be employed by the Company (other than the result of termination with cause or death) or ceases to act as a director or officer of the Company or a subsidiary of the Company any option held by such Optionee may be exercised within 90 days after the date such Optionees ceases to be employed as an officer, director, employee or employee of a company providing management services to the Company, in respect of which such option has not been previously exercised,

and thereafter his option shall  expire and  all rights to purchase shares hereunder shall  cease and  expire and be of no further force or  effect

Refer also to the Compensation Discussion and Analysis  section  above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a

long term incentive plan.   Information with respect to the grant  of stock options is more particularly described  above in the Option-based Awards and  Compensation Discussion and Analysis  sections.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all  stock option-based  awards granted to the NEOs and outstanding at the end of the most recently completed financial year.

Option-based Awards

Stock-based Awards

Number of

Number of

shares or

Market or

securities

Value of

units of

payout value of

underlying

Option

Option

unexercised

shares that

share-based

unexercised

exercise

expiration

in-the-money

have not

awards that

Name

options

price

date

options

vested

have not vested

(#)

($)

($)

(#)

($)

John

1,000,000

0.15

Apr 24, 2012

Nil

750,000

Nil

Robertson

Monique van

50,000

0.10

Apr 22, 2014

Nil

37,500

Nil

Oord

The closing price of the Company’s shares on the TSX Venture Exchange on May 31, 2009 was $0.08 therefore the option were not in-the-money.

Incentive Plan Awards –  value vested or earned during the year

12,500 incentive stock options vested during the year  ended May 31, 2009 which were held by the NEOs.

During the year  ended May 31, 2009, neither of the NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits  were received.

B.

Termination of Employment or Change of Control

Other  than  as described in  the  Narrative Discussion  section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event  of  termination  of  employment  (as  a  result  of  resignation,  retirement,  change  of  control,  etc.)  or  a  change  in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Director Compensation

Director  Compensation Table

The following table sets forth all compensation provided to the directors for the year ended May 31, 2009, in their capacity as a director of the Company.

Non-equity incentive

plan compensation

($)

Option-

Annual

Long-

Name and

Year

Share-

Based

incen-

term

All other

Principal

Ended

based

Awards

tive

incentive

Pension

Compen

Total

Position

May 31

Salary

Awards

($) (6)

plans

plans

value

-sation

compensation

($)

($)

($)

($)

($)

($)(5)

($)

John G.

2009

16,500

Nil

Nil

Nil

Nil

Nil

30,000

46,500

Robertson,

2008

15,500

Nil

Nil

Nil

Nil

Nil

30,000

45,500

CEO(1)(2)(3)

2007

12,000

Nil

Nil

Nil

Nil

Nil

30,000

42,000

Monique

2009

11,400

Nil

792

Nil

Nil

Nil

Nil

12,192

van Oord,

2008

5,700

Nil

Nil

Nil

Nil

Nil

Nil

5,700

CFO(4)

2007

15,000

Nil

Nil

Nil

Nil

Nil

Nil

15,000

Susanne

Robertson

2009

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

(2) (9)

2008

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

2007

Nil

Nil

Nil

Nil

Nil

Nil

30,000

30,000

Jennifer

Lorette (7)

2009

20,400

Nil

Nil

Nil

Nil

Nil

Nil

20,400

2008

13,500

Nil

Nil

Nil

Nil

Nil

Nil

13,500

2007

24,000

Nil

Nil

Nil

Nil

Nil

Nil

24,000

Larry Gold

(8)

2009

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

2008

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

2007

Nil

Nil

Nil

Nil

Nil

Nil

Nil

Nil

(1)     Mr. Robertson is also an NEO and received compensation of stock options in that capacity. See above.

(2)     Mr. Robertson is a director of SMR Investments Ltd., and Mrs. Robertson, the wife of John Robertson, is the majority shareholder of

SMR.  SMR received or is to receive $2,500 per month from the Company for management services provided to the Company. These fees are not deemed to represent directors’ fees. See above.

(3)     Mr. Robertson received option-based awards granted during 2009 as an officer of the Company, not in his capacity as a director.

See above.

(4)     Ms. van  Oord is  also an NEO  and received compensation in  that capacity.  Stock options granted during the year ended  May 31,

2009 were granted in her capacity as an officer.

(5)     The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)     The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

(7)     Ms. Lorette received no option-based awards during 2009.

(8)     Mr. Gold did not receive any option-based awards during 2009 or in prior years.

(9)     Mrs. Robertson received no option-based awards during 2009.

Narrative Description

Other than John Robertson, no directors of the Company were compensated during the financial year ended May 31, 2009 for services in their capacity as directors.

Other than as described above, Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services  as directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other  than  as  described  above,  no  directors  of  the  Company  were  compensated  by  the Company  during  the  financial  year ended May 31, 2009 for services as consultants or experts.

Ms van Oord, a director and CFO of the Company, and Ms. Lorette, a director of the Company, do not receive directors’ fees,

but received compensation through certain service agreements.

During  the  year  ended  May  31,  2009,  management  and  directors’  fees  of  $78,300  (2008  -  $64,700)  were  paid  to  officers,

directors  and companies controlled by officers  and directors for  services  rendered.

The Company  does  not  have  a share-based  award  plan  for  the directors  other  than  the  stock  option  plan  referred  to  above,

details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive

Plan Compensation. The Company also does not have a pension  plan or a non-equity incentive plan for its directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Incentive Plan Awards

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-Based  Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always  granted  at  market  price.  The valuation  of  the fair  value  of  the options  at  the time of  the grant  is  based  on  the Black

Scholes  model  and  includes  the  following  assumptions;  weighted  average  risk  free  rate,  weighted  average  expected  life,

expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

Outstanding Option-Based Awards and Share-Based Awards

The  following  table  sets  out  all  stock  option-based  awards  granted  to  the  directors  and  outstanding  at  the  end  of  the  most recently completed financial year. During the most recently completed year, 50,000 stock options were granted to one director .

Option-based Awards

Stock-based Awards

Number of

Number of

Value of

shares or

Market or

securities

unexercised

units of

payout value of

underlying

Option

Option

in-the-

shares that

share-based

unexercised

exercise

expiration

money

have not

awards that

Name

options

price

date

options

vested

have not vested

(#)

($)

($) (1)

(#)

($)

John

1,000,000

0.15

Apr 24, 2012

Nil

750,000

Nil

Robertson

Monique van

50,000

0.10

Apr 22, 2014

Nil

37,500

Nil

Oord

Susanne

500,000

0.15

Apr 24, 2012

Nil

375,000

N/A

Robertson

Jennifer

100,000

0.15

Apr 24, 2012

Nil

75,000

N/A

Lorette

Larry Gold

Nil

N/A

N/A

N/A

N/A

N/A

 (1) the closing price of the Company’s common  shares on  the TSX  Venture Exchange on May 31, 2009 was $0.08

C.

Non-Cash  Compensation

Other than stock options were granted by the Company during the financial year ended May 31, 2009 to the directors no other non-cash compensation was paid.

There were no exercises of stock options during the financial year ended May 31, 2009 by the directors who are not a Named

Executive Officer.  There were 787,500 unexercised options at the financial year end held by directors who are not a Named

Executive Officer, none of which  were in-the-money.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER  EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of May 31, 2009, information concerning securities authorized for issuance under the stock option plan, which is the only equity compensation plan of the Company.

Number of securities to be

Weighted-average exercise

Number of securities

issued upon exercise of

price of outstanding options,     remaining available for

outstanding options,

warrants  and rights

future issuance under  equity

warrants  and rights

compensation plans

(excluding securities

reflected in column   (a))

Plan Category

(a)

(b)

(c)

Equity   compensation   plans

1,825,000

$0.15

3,133,752

approved by securityholders

Equity   compensation   plans

N/A

N/A

N/A

not   approved    by    security

holders(1)

Total

1,825,000

$0.15

3,133,752

Long-Term Incentive and Deferred Compensation Plans

A “long-term incentive plan” is a plan providing compensation intended to motivate performance over a period greater than one  financial  year.  As  reported  above  under  the  Summary  Compensation  Table  and  Incentive  Plan  Awards,  the  Company

currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year. Long-term incentive plans do not include stock options. The Company also does not have a deferred compensation plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR  OFFICERS  OF THE  COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries  at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST  OF INFORMED PERSONS  IN MATERIAL TRANSACTIONS

Other  than  transactions  carried  out  in  the  normal  course  of  business  of  the  Company  or  any  of  its  affiliates,  none  of  the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any

Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or  affiliate of any of the foregoing persons had  since June 30, 2008 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any  of  its  subsidiaries  or  in  any  proposed  transaction  which  has  or  would  materially  affect  the  Company  or  any  of  its subsidiaries.

PRINCIPAL ACCOUNTANT FEES  AND SERVICES

The Company  received  an  invoice from Morgan  and  Company  for  audit-related  fees  for  the year  ending  May  31,  2009  for

$37,000.

APPOINTMENT  OF AUDITORS

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members appoint Morgan and Company, Chartered Accountants,

as auditor of the Company to hold office until the close of the next annual meeting at remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of Morgan and

Company, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration

MANAGEMENT CONTRACTS

SMR Investments Ltd.

The  Company  entered  into  a  Management  Agreement  with  SMR  Investments  Ltd.  for  the  provision  of  management  and

administrative  services.    Pursuant  to  the  Management  Agreement,  SMR  Investments  Ltd.  provides  management  and administrative  services  to  the  Company,  and  is  in  a  unique  position  to  service  the  promotion,  marketing,  investment  and

business  management  needs  of  the  Company,  for  which  the  Company  pays  up  to  $2,500  per  month.   The  Management

Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses.  Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the

Company is a director of SMR Investments Ltd.  During the last fiscal year of the Company, the sum of $30,000 was paid as a management fee to SMR Investments Ltd.

FINANCIAL STATEMENTS

A copy of the audited consolidated financial statements of the Company for the financial year  ended May 31, 2009, being the Company’s most recently completed financial year, together  with the auditors’ report thereon, form part of the annual report of the Company. The directors  will place before the Meeting the said audited consolidated financial statements  and auditors’ report.

PARTICULARS  OF OTHER MATTERS TO BE ACTED  UPON

Financial  Statements

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such  matters.

Stock Option Plan

Annual ratification of the Stock  Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX-V” or “Exchange”), the directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval

of  same  on  January  22,  2003,  and  each  subsequent  shareholder  meeting  thereafter.   A   minor  amendment  to  the  Plan  was

approved by the shareholders on October 29, 2008.

The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. The aggregate number of options granted to all optionees employed to  provide  investor  relations  activities  shall  not  exceed  2%  of  the  issued  shares  of  the  Company  in  any  12  month  period,

calculated at the date the option was granted. As the number of shares reserved for issuance under the Plan increases with the issue  of  additional  shares  by  the  Company,  the  Plan  is  considered  to  be  a  “rolling”  stock  option  plan.  This  “rolling”  plan requires Shareholder approval annually, and the Shareholders will be asked to approve the Plan.

The TSX Venture Exchange (“TSX-V”) requires all TSX-V listed companies who have adopted a rolling stock option plan, to obtain  Shareholder  approval  of  the  Stock  Option  Plan  on  an  annual  basis.  Accordingly,  the  Company  requests  that  the

Shareholders approve the annual ratification resolution for the Company’s Stock  Option Plan.

The rules of the Exchange require that the annual ratification of the Stock Option Plan be an affirmative vote of a majority of at

least 50% of the votes cast at the Meeting either in person or by proxy.   Shareholders will be asked at the Meeting to pass an

ordinary resolution in the form set out below.

“BE IT  RESOLVED, AS  AN  ORDINARY RESOLUTION, THAT:

1.

The  Stock  Option  Plan,  as  amended,  as  approved  by  the  Shareholders  Teryl  Resources  Corp.  at  the  Annual

General  Meeting  held  on  January  22,  2003,  and  each  subsequent  meeting  of  Shareholders  thereafter,  and amended as approved by the shareholders on October 29, 2008, is hereby ratified,  confirmed and approved;

2.

the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock

Option Plan and up to the number of common shares of  the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of the options; and

3.

the Board of Directors is authorized to make such amendments to the Stock Option Plan from time to time as the

Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in accordance with the terms of the Stock Option Plan.”

Management of Teryl Resources Corp. recommends that Shareholders vote in favour of the foregoing resolutions, and the persons  named  in  the  enclosed  form of  proxy  intend  to  vote for  the  approval  of  the foregoing  resolutions  at  the

Meeting unless otherwise directed by the Shareholders appointing them.

Disinterested Shareholder Approval

In addition to the annual general approval described above, the Exchange requires companies to obtain approval of a majority of  their  disinterested  shareholders  for  “share  compensation  plans”  which,  together  with  all  of  a  company’s  previously established or  proposed stock option grants,  could result at  any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching  to  shares  held  by  persons  with  an  interest  in  the  subject  matter  of  the  resolution.  The  Company’s  disinterested

Shareholders  may  not  vote  votes  attaching  to  securities  beneficially  owned  by  interested  parties  in  respect  of  resolutions requiring approval. Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit,

ratify, adopt, confirm and approve the adoption of the Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders.

The Board of  Directors  recommends a vote FOR the annual approval of the Plan by Disinterested Shareholders.

ADDITIONAL  INFORMATION

The audited financial statements of the Company for the year ended May 31, 2009 and the report of the auditor thereof will be

placed  before the Meeting.   Unaudited quarterly  financial  statements  and additional information relating to the Company’s activities may be found on SEDAR at www.sedar.com.  To obtain a copy of the most recent financial statements and MD&A,

Shareholders may contact Mr. John Robertson, President, at the Company’s  address.

STATEMENT OF  CORPORATE  GOVERNANCE PRACTICES

In  accordance  with  disclosure  requirements,  the  Board  of  Directors  of  the  Company  has  adopted  the  following  corporate governance practices.

Board of Directors and Directorships

As  of  November  20,  2009,  the  Board  is  presently  set  at  five  directors.   Jennifer  Lorette  and  Larry  Gold  are  “outside”  and

“unrelated” directors.  John Robertson and Monique van Oord, because of their  management positions, and Ms. Robertson,

because of her relationship to Mr. Robertson, are “inside” and “related”.  The entrepreneurial nature of the Company, and the current  stage of the Company’s development, make it  appropriate for the Board to be composed of the present  number  and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board’s  composition at this time.

The Board currently consists of two unrelated and outside directors - Larry Gold and Jennifer Lorette and three related directors

–  John Robertson, Susanne Robertson and Monique van Oord.

Mr. Robertson is  a director  and President of the Company  and has held these positions since 1982.  Since March 1979, Mr.

Robertson has held the positions of President, CEO, Chairman of the Board, Secretary and a director of Linux Gold Corp., a

British Columbia mineral exploration company which trades its  shares on the OTC Bulletin Board.  Mr. Robertson has also held  the  positions  of  Chairman,  President  and  Chief  Executive  Officer  since  July  1992,  of  REGI  U.S.,  Inc.,  an  Oregon corporation  traded  on  the  OTC  Bulletin  Board,  engaged  in  the  development  of  a  rotary  engine/  compressor  (“Rand  Cam

Engine”).  Since  October  1984  Mr.  Robertson  has  held  the  positions  of  President  and  Director  of  Reg  Technologies  Inc.,  a

British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC Bulletin Board, that has financed the research  on  the  Rand  Cam  Engine since  1986.  Mr.  Robertson  holds  the positions  of  President  and  Principal  Executive

Officer and a Director of IAS Energy, Inc. since its formation in December 1994, which trades on the Pink Sheets, engaged in the development  of  a Chinese website  www.video1314.com,  and  the acquisition  and  exploration  of  oil  and  gas  interests  in

North America. Mr. Robertson is also President and a member of the Board of Directors of a number of private corporations engaged in a variety of interests, including management of public companies.

Mr. Gold was appointed to the board of directors of the Company on October 30, 2009.  Larry Gold is a self employed barrister and solicitor whose practice is located in downtown Vancouver.  A graduate of the University of British Columbia law school,

he  was  called  to  the  bar  in  1974.   He  has  practiced  in  several  areas  of  law  including  securities,  commercial  and  civil  and criminal litigation.  Over the past 5 years his area of practice has mainly focused on commercial litigation and consulting related to business contracts and other business related matters.

Ms. Lorette was appointed a director of the Company in 2001.  Ms. Lorette is also Director of REGI U.S., Inc., Director of Reg

Technologies, Inc., and a director of Linux Gold Corp.

Ms. Robertson has been a Director of the Company since 1990.  Ms. Robertson is also the principal of SMR Investments, Ltd.,

a  private  business  and  financial  consulting  company,  since  1979;  a  director  of  Linux  Gold  Corp.,  and  a  director  of  Reg

Technologies Inc.

Ms. van Oord was appointed a Director and the Chief Financial Officer of the Company in 2003.  Ms. van Oord is also Chief

Financial Officer and a Director of Linux Gold Corp.  Ms. van Oord has also acted as an Administrator for several public and private companies from 2002 to date.

Orientation and Continuing Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  All Board members currently have considerable experience as  members of the boards of other public companies.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics for directors, officers and employees of the Company.

Nomination of Directors

The Board has not appointed a formal nominating committee.

Compensation

The Board is responsible for  reviewing  and approving the compensation  for  all officers,  management  and employees.   The

Board is also responsible for reviewing compensation programs such as the stock option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Other Board Committees

The Board  currently has one committee being the Audit Committee.

Assessments

Based on the Company’s  size and its  current state of development the Board considers  a formal process  for assessing to be unnecessary at this time.

Audit Committee

The Audit  Committee assists the Board  in fulfilling its  responsibilities relating to the Company’s  corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in  disclosure  documents;  monitoring  the  performance  and  fees  and  expenses  of  the  Company’s  external  auditors  and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the

Company’s  annual  financial  statements  prior  to  approval  by  the  Board  and  release to  the public.   The  Audit  Committee  is

composed of Mr. Robertson, Ms. Lorette and Mr. Gold. The Audit Committee Charter, adopted May 1, 2009, is attached as

Exhibit “A”.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was  made.

DATED  at Vancouver, British Columbia, this 24th day of November, 2009.

“John Robertson”

“Monique van Oord”

Chief Executive Officer  and President

Chief Financial  Officer

EXHIBIT “A”

Charter of the Audit  Committee of the Board of Directors

of Teryl Resources Corporation (the “Company”)

Mandate

The  primary  function  of  the  Audit  Committee  (“Committee”)  is  to  assist  the  Board  of  Directors  in  fulfilling  its  financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the

Company  to  regulatory  authorities  and  shareholders;  (b)  the Company’s  systems  of  internal  controls  regarding  finance  and accounting and the Company’s auditing, accounting; and (c) financial reporting processes.  Consistent with this function, the

Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at  all levels.  The Committee’s primary duties and responsibilities are to (i)  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

(ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among  the Company’s  auditors,  financial  and  senior  management  and  the board of  directors;  and  (iv)  to  ensure the highest standards of business  conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free  from  any  relationship  that,  in  the  opinion  of  the  board  of  directors,  would  interfere  with  the  exercise  of  his  or  her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the

Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to  read  and understand a set of  financial  statements that present  a breadth and level  of  complexity of  accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’

meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Executive Officer and/or the Chief Financial Officer

and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports  Review

(a)

Review and update this  Charter annually.

(b)

Review the Company’s financial statements, MD&A, any annual and interim earning statements and  press releases  before  the  Company  publicly  discloses  this  information  and  any  reports  or  other  financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review  rendered by the external  auditors.

External  Auditors

(a)

Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors  and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually a formal written statement of external auditors setting forth all relationships between the external  auditors and the Company.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external  auditors.

(d)

Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder  approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of  the  Company’s  accounting  principles,  internal  controls  and  the  completeness  and  accuracy  of  the

Company’s  financial statements.

(g)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former  external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review  and pre-approve all  audit and  audit-related services and  the fees  and other  compensation related

thereto,  and  any  non-audit  services,  provided  by  the  Company’s  external  auditors.   The  pre-approval

requirement is  waived with respect to the provision of non-audit services if:

i.

the  aggregate  amount  of  all  such  non-audit  services  provided  to  the  Company  constitutes  not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services  are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services;  and

iii.

such  services  are  promptly  brought  to  the  attention  of  the  Committee  by  the  Company  and approved prior to the completion of the audit by the Committee or by one or more members of the

Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval  of the non-audit services  is presented  to the Committee’s first  scheduled  meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external  auditors, review  with management the integrity of the Company’s financial  reporting process, both internal and external.

(b)

Consider the external  auditor’s judgments about the quality and  appropriateness of the Company’s accounting principles as  applied in its financial reporting.

(c)

Consider  and approve,  if  appropriate,  changes  to the Company’s auditing and  accounting principles  and practices as  suggested by the external auditors and  management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external  auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review  with  the  external  auditors  and  management  the  extent  to  which  changes  and  improvements  in financial or  accounting practices have been implemented.

(h)

Review certification process for certificates required under NI 52-109.

(i)

Establish  a  procedure  for  the  confidential,  anonymous  submission  by  employees  of  the  Company  of concerns regarding questionable accounting or auditing matters.

Other

a)     Review any related party transactions.

b)     Review  reports  from  persons  regarding  any  questionable  accounting,  internal  accounting  controls  or auditing matters (“Concerns”) relating to the Company such that:

i.

an individual may confidentially and anonymously submit their Concerns to the Chairman of the

Committee in writing, by telephone, or by e-mail;

ii.

the  Committee  reviews  as  soon  as  possible  all  Concerns  and  addresses  same  as  they  deem necessary; and

iii.

the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.